UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
       LARSEN, KEITH G.
       877 NORTH 8TH WEST
       RIVERTON, WY  82501
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
    NOVEMBER 25, 1997
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
       U.S. ENERGY CORP.
       USEG
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   PRESIDENT
6. If Amendment, Date of Original (Month/Day/Year)
     DECEMBER 4, 1997
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
    $.01 PAR VALUE COMMON STOCK            |1,774                 |D               |                                               |
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    $.01 PAR VALUE COMMON STOCK            |8,820                 |D (a)           |                                               |
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    $.01 PAR VALUE COMMON STOCK            |2,000                 |I (b)           |By Minor Children                              |
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    $.01 PAR VALUE COMMON STOCK            |8,000                 |I (c)           |Custodial                                      |
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    $.01 PAR VALUE COMMON STOCK            |9,877                 |I (d)           |ESOP Beneficiary                               |
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    $.01 PAR VALUE COMMON STOCK            |49,922                |I (e)           |Relatives' ESOP                                |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
  Stock Option (Right to|01/01/96 |12/31/00 |$.01 Par Value Common S|30,000   |$4.00/sh  |D            |                           |
 Buy)                   |         |         |tock                   |         |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Attachment to Amended Form 3 for November 25,
1997.
This Amendment is being filed to include shares that inadvertently were not reported on the initial Form 3 filing.
(a) Consists of shares are subject to forfeiture. The shares are deemed "earned out" by the Reporting Person:
(i) if he is continuously employed by USEG until he retires; (ii) if he becomes disabled; (iii) upon his death, or (iv) if the shares are claimed within three years following the occurrence of (i), (ii) or (iii).
(b)   Consists of shares held directly by four children of the Reporting
Person.
(c) Consists of shares indirectly held by the Reporting Person as Custodian for his minor children under the
Wyoming Uniform Transfers to Minors Act. The Reporting Person disclaims benefical and pecuniary interest in these
shares.
(d) Consists of shares held in the U.S. Energy Corp. Employee Stock Ownership Plant (the "ESOP") in an account established for the benefit of the Reporting
Person.
(e) Consists of shares held in ESOP accounts established to benefit members of the Reporting Person's
"immediate family", as that term is defined in Rule 16a-1(e), in accordance with Rule 16a-8(b)(2). The Reporting
Person disclaims benefical and pecuniary interest in these
shares.
SIGNATURE OF REPORTING PERSON
  /s/   KEITH G. LARSEN
DATE
  September 21, 2001